                                 Linc.net, Inc.
                              6161 Blue Lagoon Road
                                    Suite 300
                                 Miami, FL 33126
                                 (305) 266-7670



                                February 13, 2001



VIA EDGAR AND OVERNIGHT DELIVERY
--------------------------------

Raymond A. Be
Jeffrey Minton
Dean Suehiro
Terry French
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

         Re:    Linc.net, Inc.
                Request to Withdraw Registration Statement on Form S-1 (Registration No. 333-45584) Originally Filed September 12, 2000
                ----------------------------------------------------------------

Ladies and Gentlemen:

         Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Act"), Linc.net, Inc. (the "Registrant") hereby respectfully applies to the Securities and Exchange Commission (the "Commission") for consent to the withdrawal of the above- referenced registration statement on Form S-1 (the "Registration Statement"), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter, on grounds that withdrawal of the registration statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Act.

         The Registration Statement was filed in connection with a proposed initial public offering of the Registrant's common stock, par value $0.01 per share ("Common Stock"). The Registrant has determined that it will not proceed with the registration and sale of Common Stock as contemplated in the Registration Statement. Because the Registrant will not proceed with the proposed offering, the Registrant's management believes that withdrawal of the Registration Statement is appropriate.



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Securities and Exchange Commission
February 13, 2001
Page 2

         The Registrant did not print or distribute any preliminary prospectuses, nor has the Registrant offered or sold any Common Stock under the Registration Statement and all activity regarding the proposed initial public offering has been discontinued.

         Please provide the Registrant with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Registrant is (305) 266-0875.

                        Sincerely,

                        LINC.NET, INC.

                        By:    /s/ Daniel F. Harrington
                               ------------------------------------------------
                               Name:   Daniel F. Harrington
                               Title:  Senior Vice President and Chief
                                       Financial Officer


cc:      Ted H. Zook, Kirkland & Ellis
         Gerald T. Nowak, Kirkland & Ellis
         Trent Tappe, Shearman & Sterling